Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Denny’s Corporation and subsidiaries on Form S-4 of our report dated February 7, 2003 (March 14, 2005 as to the effects of the restatement discussed in Note 2) (which expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to the restatement of the accompanying 2002 consolidated financial statements and to the change in method of accounting for intangible assets in 2002 to conform to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, as described in Note 2), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Greenville, South Carolina

March 30, 2005